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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING


                                                 Commission File Number  0-23354


(Check One):

[  ]Form 10-K [  ]Form 10-KSB [  ]Form 11-K [  ]Form 20-F [X]  Form 10-Q

[  ]  Form N-SAR

        For Period Ended      June 30, 1997
                        -----------------------------

[  ]Transition Report on Form 10-K [  ]Transition Report on Form
                                       10-K and Form 10-QSB

[  ]Transition Report on Form 20-F [  ]Transition Report on Form N-SAR

[  ]Transition Report on Form 11-K

    For the Transition Period Ended
                                    ---------------------------
  Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.


        Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

        If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:


                                     PART I
                             REGISTRANT INFORMATION

           Full name of registrant     Flextronics International Ltd.
                                  ------------------------------------------

           Former name if applicable
                                    ----------------------------------------

           Address of principal executive office (Street and Number)
                                                                    --------
               514 Chai Chee Lane, #04-13, Bedok Industrial Estate
           -----------------------------------------------------------------

           City, State and Zip Code        Singapore  469029
                                    ----------------------------------------



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                                     PART II
                             RULE 12B-25(B) AND (C)

           If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.
(Check appropriate box.)

           [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

           [X] (b) The subject annual report, semi-annual report, transition report on Forms 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

           [ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

           State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)


           The Company will be unable to file its Form 10-Q for the quarter ended June 30, 1997 by the required date as a result of (i) the Company's shift in certain financial reporting responsibilities from Singapore to San Jose, California; (ii) the need for accounting personnel and financial personnel to dedicate substantial resources to resolving ongoing discussions with the staff of the Securities and Exchange Commission regarding its revised accounting for the acquisition of the Astron Group Limited; and (iii) the Company's pending change in accounting firms.


                                     PART IV
                                OTHER INFORMATION

       (1) Name and telephone number of person to contact in regard to this notification.

                    Robert R.B. Dykes          (408)       428-1300
                 --------------------------------------------------------
                     (Name)                 (Area Code)(Telephone Number)

       (2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during


                                       2


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the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify
report(s).                                                        [X] Yes [ ] No

           (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                  [X] Yes [ ] No

           If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

           Explanation: Results of operations for the Company's quarter ending June 30, 1997 are significantly changed from result of operations from the corresponding period for the last fiscal year. Please see Press Release dated August 4, 1997 attached hereto as Exhibit A.


                         Flextronics International Ltd.
             ------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

           Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date         August 14, 1997             By   /s/ MICHAEL E. MARKS
    --------------------------------       -------------------------------
                                              Michael E. Marks
                                              Chief Executive Officer

                Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

           Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).


                                       3


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                                    EXHIBIT A


FOR IMMEDIATE RELEASE

At Flextronics International:
Cheryl Scritchfield
Public Relations
408.576.7901


Denice McCullough
Investor Relations
408.576.7912

             FLEXTRONICS INTERNATIONAL ANNOUNCES FIRST QUARTER FY98
                                REVENUES UP 67%


SAN JOSE, CALIFORNIA, AUGUST 4TH, 1997- Flextronics International Ltd. (Nasdaq:
FLEXF), a global full-service supplier of innovative design, engineering and manufacturing solutions, today announced its results for the first fiscal quarter ended June 30, 1997.

For the quarter, the company recorded revenue of $196.9 million compared to $117.9 million in the first fiscal quarter of the prior fiscal year. Net income was $5.3 million, or $0.36 per share on 15 million shares outstanding, compared to $4.2 million, or $0.28 per share on 14.9 million weighted average shares outstanding, in the same period a year ago.

"We are extremely pleased with these results," said Michael Marks, Chairman and CEO of Flextronics. He continued, "The acquisition of the two Ericsson facilities in Karlskrona, Sweden has strengthened our position in the European market and we are now seeing the payoffs. We are also starting production in our newly expanded facilities in San Jose, California and Doumen, Peoples Republic of China, and in our recently completed facility in Guadalajara, Mexico."

The Company also announced revised results for prior periods, reflecting discussions, which are not yet concluded, with the Securities and Exchange Commission, mainly regarding the accounting for its acquisition of Astron in January of 1996. These changes improved the Company's previously reported Fiscal 1996 net results by $2.3 million while reducing the Company's Fiscal 1997 results by $1.8 million to $7.5 million after certain one-time charges.

In addition to production from the 330,000 square feet of facilities acquired from Ericsson at the end of the prior quarter, the company also completed a 100,000 sq. ft. high volume SMT-line expansion in its San Jose campus along with a new facility which houses integrated circuit board layout, design engineering, test engineering, advanced manufacturing and packaging, and quick turn prototype services. Production was also started at the company's new 100,000 sq. ft. facility in Guadalajara, Mexico, and a new 240,000 sq. ft. facility at the Doumen campus is nearing


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completion to expand the company's SMT lines, plastics injection molding lines, and printed circuit board manufacturing.

Further discussion of the Company's results can be obtained from the Company Web site. This includes the Chairman's letters to shareholders for the June quarter and the 1996 fiscal year, and the Company is filing its 10K report for the year ending March 31, 1997.

This news release contains forward-looking information within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, and is subject to the safe harbor created by those sections. These forward-looking statements include statements related to future sales and operating results, and company and industry growth. These forward-looking statements involve risks and uncertainties, including those described from time to time in Flextronic's filings with the Securities and Exchange Commission (SEC) and could cause the actual results to differ materially from those anticipated by these forward-looking statements. In particular, see "Management Discussion and Analysis of Financial Conditions and Research of Operations - Certain Factors Affecting Future Operating Results" in the most recent Annual Report on Form-10-K filed with the SEC. Flextronics assumes no obligation to update the information contained in this Annual Report.


                 FLEXTRONICS INTERNATIONAL LTD. AND SUBSIDIARIES
                   CONDENSED CONSOLIDATED STATEMENTS OF INCOME
                                   (Unaudited)
                    (In thousands, except per share amounts)


                                                          Three Months Ended
                                                                June 30,
                                                             1997      1996
Net sales                                                $196,883  $117,889
Costs and expenses:
           Cost of sales                                  177,212   106,143
           Selling, general and administrative expenses    10,549     5,611
           Goodwill & intangibles amortization                742       659
                                                          188,503   112,413
           Operating income                                 8,380     5,476
           Interest expense and other, net                  2,332       516
Income before income taxes                                  6,048     4,960
Provision for income taxes                                    736       763
Net income after income taxes                               5,312     4,197
Earnings per share:
           Net income per share                          $   0.36  $   0.28
Weighted average ordinary
           shares and equivalents                          14,955    14,914


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                 FLEXTRONICS INTERNATIONAL LTD. AND SUBSIDIARIES
                      CONDENSED CONSOLIDATED BALANCE SHEETS
                    (In thousands, except per share amounts)


                                                                                      June 30      March 31,
                                                                                        1997         1997
                                                                                    (Unaudited)
ASSETS
Current assets
           Cash                                                                 $     33,092   $     23,645
           Accounts receivable, net                                                   74,001         69,331
           Inventories                                                               108,926        106,583
           Other current assets                                                       12,132         10,769
Total current assets                                                                 228,151        210,328
Property and equipment
           At cost                                                                   187,755        153,137
           Accumulated depreciation                                                  (44,420)       (42,172)
Net property and equipment                                                           143,335        110,965
Other non-current assets                                                              38,876         37,941
TOTAL ASSETS                                                                    $    410,362   $    359,234
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
           Bank borrowings                                                      $     69,000   $    111,075
           Current portion of capital lease and
           long-term debt                                                             11,754         12,233
           Accounts payable                                                           82,881         73,631
           Other current liabilities                                                  64,082         38,436
Total current liabilities                                                            227,717        235,375
Long term debt, less current portion                                                  78,628          2,165
Other Payable                                                                              0         23,547
Obligations under capital leases and deferred
           income taxes                                                               13,860         13,847
Notes payable to shareholders                                                            223            223
Minority Interest                                                                        485            485
Shareholders' equity
           Ordinary shares, S$0.01 par value:
           Authorized - 100,000,000 shares
           at March 31, 1997 and June 30, 1997
           Issued and outstanding - 13,676,243
           shares at March 31, 1996 and
           13,752,293 shares at June 30, 1997                                             89             88

           Additional paid-in capital                                                 96,114         95,570
           Accumulated deficit                                                        (6,754)       (12,066)
Total shareholders' equity                                                            89,449         83,592
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                      $    410,362   $    359,234